SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 2007

SCAILEX CORPORATION LTD.
(Translation of Registrant’s Name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and
Exchange Act of 1934:

Yes ☐ No ☒

On January 29, 2007, Scailex Corporation Ltd. (the “Company”) filed a Quarterly report as of September 30, 2006, which prepared in accordance with Israel Securities Registration and International financial Reporting standards, with the Israel Securities Authority (the “ISA”) and The Tel Aviv Stock Exchange (the “TASE”), translation from Hebrew of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Exhibit 1	Scailex Corporation LTD Qurterly Report as of September 30, 2006

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SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCAILEX CORPORATION LTD. (Registrant) By: /s/ Yahel Shachar —————————————— Yahel Shachar Chief Executive Officer

Dated: February 21, 2007

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